Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated January 29, 2010

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement ARN-2. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

* Depending on the date the ARNs are priced for initial sale to the public (the “pricing date”), which may be in February or March 2010, the settlement date may occur in February or March 2010 and the maturity date may occur in April or May 2011. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

February     , 2010

Units Accelerated Return Notes® Linked to the Silver Spot Price, due May , 2011 $10 principal amount per unit Term Sheet No. Accelerated Return Notes®	Expected Pricing Date* Settlement Date* Maturity Date* CUSIP No.	February , 2010 March , 2010 May , 2011

•    3-to-1 upside exposure to increases in the Silver Spot Price, subject to a cap of 22% to 26%

•    1-to-1 downside exposure, with no downside limit

•    A maturity of approximately 14 months

•    Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

•    No periodic interest payments

•    No listing on any securities exchange

•    This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Accelerated Return Notes® Linked to the Silver Spot Price, due May     , 2011 (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the Silver Spot Price (as defined below) increases moderately from the Starting Value, determined on the pricing date, to the Ending Value, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The London Silver Market Fixing Ltd. Fixing Price (the “Silver Spot Price”), which is a benchmark price for silver.
Starting Value:	The Silver Spot Price on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as more fully described in product supplement ARN-2. The Starting Value will be set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Ending Value:	The Silver Spot Price on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event (as defined on page TS-6) occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement ARN-2.
Capped Value:	$12.20 to $12.60 per unit of the ARNs, which represents a return of 22% to 26% over the Original Offering Price. The actual Capped Value of the ARNs will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit of the ARNs (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Participation Rate of 300% and a hypothetical Capped Value of $12.40 (a 24% return), the midpoint of the Capped Value range of $12.20 to $12.60. The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in silver, as measured by the Silver Spot Price.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 300%, a hypothetical Starting Value of 1,679.00 (the Silver Spot Price on January 26, 2010), and a hypothetical Capped Value of $12.40 (per unit), the midpoint of the Capped Value range of $12.20 and $12.60:

Example 1 — The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,679.00
Hypothetical Ending Value:	1,343.20

$10 ×	(1,343.20)	= $8.00
1,679.00

Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 104% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,679.00
Hypothetical Ending Value:	1,746.16

$10 +	[	$10 × 300% x	(1,746.16 - 1,679.00)	]	= $11.20
1,679.00

Redemption Amount (per unit) = $11.20

Example 3 — The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,679.00
Hypothetical Ending Value:	2,014.80

$10 +	[	$10 × 300% x	(2,014.80 - 1,679.00)	]	= $16.00
1,679.00

Redemption Amount (per unit) = $12.40 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for a hypothetical Starting Value of 1,679.00 (the Silver Spot Price on January 26, 2010) and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪	the pretax annualized rate of return of a hypothetical direct investment in silver, as measured by the Silver Spot Price.

The table below is based on the Participation Rate of 300% and a hypothetical Capped Value of $12.40 (per unit), the midpoint of the Capped Value range of $12.20 and $12.60.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the ARNs	Pretax Annualized Rate of Return on the ARNs(1)	Pretax Annualized Rate of Return of a Hypothetical Direct Investment in Silver, as Measured by the Silver Spot Price(1)(2)
839.50	-50.00%	$5.00	-50.00%	-51.19%	-51.19%
1,007.40	-40.00%	$6.00	-40.00%	-39.16%	-39.16%
1,175.30	-30.00%	$7.00	-30.00%	-28.23%	-28.23%
1,343.20	-20.00%	$8.00	-20.00%	-18.16%	-18.16%
1,511.10	-10.00%	$9.00	-10.00%	-8.79%	-8.79%
1,544.68	-8.00%	$9.20	-8.00%	-6.99%	-6.99%
1,578.26	-6.00%	$9.40	-6.00%	-5.21%	-5.21%
1,611.84	-4.00%	$9.60	-4.00%	-3.45%	-3.45%
1,645.42	-2.00%	$9.80	-2.00%	-1.72%	-1.72%
1,679.00(3)	0.00%	$10.00	0.00%	0.00%	0.00%
1,712.58	2.00%	$10.60	6.00%	5.03%	1.70%
1,746.16	4.00%	$11.20	12.00%	9.91%	3.37%
1,779.74	6.00%	$11.80	18.00%	14.63%	5.03%
1,813.32	8.00%	$12.40(4)	24.00%	19.22%	6.67%
1,846.90	10.00%	$12.40	24.00%	19.22%	8.30%
2,014.80	20.00%	$12.40	24.00%	19.22%	16.17%
2,182.70	30.00%	$12.40	24.00%	19.22%	23.68%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from February 2, 2010 to April 4, 2011, a term expected to be similar to that of the ARNs.

(2)	This rate of return assumes:

(a)	a percentage change in the Silver Spot Price that equals the percentage change from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, which was the Silver Spot Price on January 26, 2010. The actual Starting Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the ARNs.

(4)	The Redemption Amount per unit of the ARNs cannot exceed the hypothetical Capped Value of $12.40 (the midpoint of the Capped Value range of $12.20 and $12.60). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the ARNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in product supplement ARN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in silver.

▪	You must rely on your own evaluation of the merits of an investment linked to the Silver Spot Price.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Silver Spot Price.

▪	Ownership of the ARNs will not entitle you to any rights with respect to silver or any related futures contracts.

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The Silver Spot Price may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in silver and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain, and may be adverse to a holder of the ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Risk Factors

There are risks associated with investing in silver or silver-linked ARNs.

The Silver Spot Price is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold silver, levels of silver production and production costs in countries where silver is mined, such as Mexico and Peru, and short-term changes in supply and demand because of trading activities in the silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Changes in the methodology used to calculate the Silver Spot Price or changes in laws or regulations may affect the value of the ARNs.

Members of the London Bullion Market Association (the “LBMA”) set the Silver Spot Price and may adjust the value of the Silver Spot Price in a way that adversely affects the value of the ARNs. In setting the Silver Spot Price, these respective publishers have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Silver Spot Price. Any change of this kind could cause a decrease in the Silver Spot Price, which would adversely affect the value of the ARNs.

In addition, the price of silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Silver Spot Price and, as a result, could adversely affect the value of the ARNs.

Other Terms of the ARNs

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth in product supplement ARN-2.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined in good faith by the calculation agent:

(A) the suspension of or material limitation on trading in silver, or futures contracts or options related to silver, on the Relevant Market (as defined below);

(B) the failure of trading to commence, or permanent discontinuance of trading, in silver, or futures contracts or options related to silver, on the Relevant Market; or

(C) the failure of the LBMA (as defined above) to calculate or publish the official fixing price of silver for that day (or the information necessary for determining the official fixing prices).

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

Relevant Market

“Relevant Market” means the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of silver, or if such market is no longer the principal trading market for silver or options or futures contracts for silver, such other exchange or principal trading market for silver as determined in good faith by the calculation agent which serves as the source of prices for silver, and any principal exchanges where options or futures contracts on silver are traded.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the Silver Spot Price will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the Silver Spot Price decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Silver Spot Price with no expectation of the benefits of owning silver or any related futures contract.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the Silver Spot Price will decrease from the Starting Value to the Ending Value or that the Silver Spot Price will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 22% and 26% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with benefits of owning silver or any related futures contracts.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We may deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade the ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Silver Spot Price

The Silver Spot Price is a benchmark price used in the markets where silver is sold. The Silver Spot Price is the official silver U.S. dollar fixing per troy ounce of silver determined by three market-making members of the LBMA. The three current members meet by telephone each London business day at 12:00 P.M. London time to determine the Silver Spot Price. Currently, the three members are The Bank of Nova Scotia–ScotiaMocatta, Deutsche Bank AG, London branch, and HSBC Bank USA, N.A., London branch. The Silver Spot Price is published by Bloomberg, L.P. (“Bloomberg) under the symbol SLVRLN.

The London bullion market is an “over-the-counter” (OTC) market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the ARNs does not entitle you to any ownership interest, either directly or indirectly, in silver or in any silver transaction traded on the London bullion market.

The ARNs are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the ARN-2 product supplement, the MTN prospectus supplement, or the prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the ARNs, prices at which the ARNs are to initially be sold, or the quantities of the ARNs to be issued or in the determination or calculation of the Redemption Amount. The LBMA has no obligation in connection with the administration, marketing, or trading of the ARNs.

The following graph sets forth the monthly historical performance of the Silver Spot Price in the period from January 2005 through December 2009. This historical data on the Silver Spot Price is not necessarily indicative of the future performance of the Silver Spot Price or what the value of the ARNs may be. Any historical upward or downward trend in the Silver Spot Price during any period set forth below is not an indication that the Silver Spot Price is more or less likely to increase or decrease at any time over the term of the ARNs. On January 26, 2010, the Silver Spot Price was 1,679.00.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Silver Spot Price that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Silver Spot Price.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Silver Spot Price that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Silver Spot Price. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Silver Spot Price for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Silver Spot Price for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the ARNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the ARNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003416/g18702p4e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.